(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Integrity Financial Corporation

Full Name of Registrant

United Community Bancorp

Former Name if Applicable

39 Second Street, NW

Address of Principal Executive Officer (Street and Number)

Hickory, North Carolina 28601

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The Registrant is currently in the process of updating certain computer system software which is utilized by its accounting and finance personnel. This process has unexpectedly delayed the finalization of the Registrant’s unaudited financial statements for the third quarter ended September 30, 2004.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Todd H. Eveson, Esq. (Name)	(919) (Area Code)	845-2558 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year end will be reflected by the earnings statements to be included in the subject report of portion thereof? ☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Integrity Financial Corporation

(Name of Registrant as Specified in Charter)

has accused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 8, 2004	By:	/s/ Susan B. Mikels
Susan B. Mikels
Chief Financial Officer and Senior Vice President